COVER LETTER

Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON

8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104

          ATTORNEY  AT  LAW

SANDY,  UTAH  84093

TELEPHONE:  (801)  733-0800

FAX:  (801)  733-0808

E-MAIL:  LNEILSONLAW@AOL.COM

September 4, 2013

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re:

Eastgate Acquisitions Corporation

Amendment No. 5 to

Form S-1 (Amendment No. 4 Filed July 29, 2013)

SEC File No.  333-185050

Dear Mr. Reynolds:

In response to your letter dated August 8, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Eastgate Acquisitions Corporation (“Eastgate” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 5 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

General

Comment 1.

We partially reissue comment one in our letter dated July 15, 2013. Please provide the basis for your statements about your technology and proposed products throughout the prospectus. Provide the basis for the company’s beliefs, including disclosure of the research upon which the company is relying, or remove such statements. For example,

please provide the basis for your belief that topical formulations containing polar solvents

“can improve transdermal penetration of poorly soluble compounds,” that the oral solid dosage forms can be used to enhance the delivery of GluCorrect and Urban Power, that

“[o]rally administered, essential oils and their metabolites support cleanliness of the urinary tract epithelium, which in turn may help to keep the system clean and healthy,”

and that Puralen could help relieve stomach disturbances and provides digesting aid and pronounced carminative action. Please also provide the basis for your belief that

“administration of [your] self-emulsifying Banaba leaf extract with Corosolic acid …

may decrease fasting blood glucose levels by 20-30%.” Please provide for each statement made the specific source of that information and the specific section(s) that support that statement about your particular proposed products, both for the supplemental materials provided and for the past research and other materials that support your statements. Also, each time you discuss the planned goals or objectives for your proposed products, clearly discuss the development stage of these proposed products and of the company and clearly indicate that there is no guarantee you will be able to achieve these results.

Response to Comment 1:  In response to your comment, we have removed most all claims related to the Company’s proposed products, including disclosure of research upon which the Company is relying.  Any claims left in the document are supported by the Company’s own research that we have previously filed as supplemental information.  To support those claims, we are again including with this letter as Attachment

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

September 4, 2013

No. 1, supplemental information related to claims remaining in the prospectus.  We are not including supplemental information related to those claims that have been removed, including, but not limited to statements regarding GluCorrect, Urban Power, Banaba and Corosolic acid.

We have included, where applicable, time-tables for the development of products including statements that there is no assurance that the products will be successfully developed. Please refer to the “Commercialization and potential development” headings under the under the discussion of Lorazepam oral spray on page 23 and under the 2% Ketoconazole discussion on page 23, the Metformin Chewable Tablets discussion on page 23. We have not included timelines for natural health products as they are in the early stages of development and are not subject to FDA approval.

Additionally, please note that we have removed the discussion regarding “Self-Emulsifying vehicle for oral use” under the “Product Overview” heading on page 20.  We have also removed the discussion of several published articles under the “Our Technology” heading starting on page 21, and the discussion regarding “Foreign Countries” on page 26 that was the last paragraph under the “Government Regulations’ heading. We also removed the discussion regarding “Dietary Supplements” that would have been the two paragraphs immediately preceding the “Research and Development” heading on page 31.

Comment 2.

We note the statements with footnote references. As previously requested in comment one of our letter dated July 15, 2013, please provide us supplementally with the specific section(s) of those referenced sources that provide the basis for each statement separately.

Consider clearly highlighting or otherwise clearly marking the section(s) that support your statements.

Response to Comment 2:  Please note that footnote references in the prospectus include website references and/or title of the pertinent document, plus references to page numbers in the articles.  It is not practical to highlight a specific section or paragraph within these page numbers to pinpoint the Company’s reliance on the research.  As to the Company’s own research, we are including as Attachment No. 1 summary data related to the research.  These summaries are one page each adequately identify and describe the Company’s finings.

Natural Health Products

Comment 3.

We partially reissue comment two in our letter dated July 15, 2013. Please provide us with your analysis as to how your claim regarding GluCorrect decreasing blood glucose levels is consistent with FDA regulations in the context of the remaining disclosure about this proposed product and “anti-diabetic” activity.

Response to Comment 3:  Please be informed that as set forth above, we have removed from the document all claims that may be construed as medical claims.  Specifically, we removed the reference to GluCorrect decreasing blood glucose and any discussion about “anti-diabetic” activity, in addition to others.

Government Regulation – Pharmaceutical Products

Comment 4.

In your response to comment three in our letter dated July 15, 2013, you state that “management determined that it will not propose any OTC products.” Accordingly, please remove the references to the shortened approval process for OTC products on page 31.

Response to Comment 4:  We have removed the reference to “OTC products under the “Section 505(b)(2)” subheading on page 26.  We believe the discussion regarding the process is appropriate, although it is state that there is no assurance than any of the Company’s proposed products could satisfy the requirements of the shortened approval process.

Relationships and Related Party Transactions

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

September 4, 2013

Comment 5.

We reissue comment four in our letter dated July 15, 2013. Please provide all the information required by Item 404(a)(5) of Regulation S-K for each debt transaction disclosed in this section. This includes the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided and the amount of interest paid during the periods for which disclosure is provided.

Response to Comment 5:  Please note that we have revised disclosure starting with the fifth paragraph under the “Relationships and Related Party Transactions” heading on page 39 and in succeeding paragraphs, to indicate for each debt transaction the largest aggregate amount of principal outstanding during the period, the amount currently outstanding, and the amount of principal and interest paid during the period.

Comment 6.

Please revise to clearly reflect Ms. Gluskin’s involvement with TGT Investment

Management Inc., as added elsewhere. In addition, we note the issuance of shares to

TGT Investment Management Inc. for services and for monies advanced. Clearly disclose the amount of the money advanced and indicate whether the shares were issued to repay such amount. Clarify the services provided.

Response to Comment 6:  Please be advised that the reference to Ms. Gluskin having joint control of TGT Investment Management Inc. with Rose Perri was inadvertently made and erroneously included in footnote (1) to the Selling Stockholder table on page 18. This error was overlooked in the final version of the document as filed. As disclosed in previous filings, including the “super” Form 8-K filed on May 29, 2012, the Form 10-K filed on April 16, 2013, and all previously filings of the Form S-1 and amendments, TGT Investment Management Inc. is controlled by Rose Perri and not Ms. Gluskin.  Footnote (1) has been revised accordingly.

Please note that the fifth paragraph under the “Our Business” heading on page 3 should read “in consideration for services rendered and/or monies advanced to Eastgate.”  The Acquisition Agreement provided for the 10,000,000 shares to be issued for services and/or monies advanced. We have revised this paragraph to clarify that the shares were issued for expenses paid for product development and for consulting services to the company and for services in connection with the Acquisition Agreement.

We have also revised the third paragraph under the “Relationships and Related Party Transactions” heading on page 39 to indicate that the shares were issued to TGT Investment Management Inc. for expenses previously paid for the Company and for consulting services provided to the Company and for services related to negotiating and facilitating the Acquisition Agreement.

Stock Ownership of Certain Beneficial Owners and Management

Comment 7.

We note the disclosure added to footnote two indicating that Ms. Gluskin shares investment and voting control of TGT Investment Management Inc. Please revise Ms.

Gluskin’s amount and percent of beneficial ownership to reflect the shares held by TGT

Investment Management Inc. and revise the amount held by officers and directors as a group. Similarly, revise the disclosure in the selling stockholders table. Add risk factor disclosure regarding the significant percentage of shares controlled by Ms. Gluskin.

Response to Comment 7:  Please refer to our response to Comment 6 above.  The reference to Ms. Gluskin having control of TGT Investment Management Inc. was and an error and has been corrected in footnote (1) to the Selling Stockholders table on page 18. Accordingly, because Ms. Gluskin does not control TGT Investment Management Inc., TGT’s shares are not to be aggregated with those of Ms. Gluskin and no

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

September 4, 2013

revisions to the beneficial ownership table are necessary. Footnote (2) to the table on page 41 has been revised to correct the disclosure.

Please note that second risk factor previously set forth on page 12 refers to the effective control of the Company by directors and principal stockholders.  In light of your comment, we have added as the second sentence of that risk factor the holdings of Anna Gluskin and Geoff Williams, the two directors holding the largest percentage of the Company’s outstanding shares, and TGT. Again, TGT shares are not to be aggregated with those of Ms. Gluskin.

Par II.  Information Not Required in Prospectus

Item 16.  Exhibits and Financial Statement Schedules

Comment 8.

We reissue comment 10 in our letter dated July 15, 2013. Please file as an exhibit a complete copy of the articles as amended as required by Item 601(b)(3)(i) of Regulation

S-K. Item 601 specifically states “whenever the registrant files an amendment to its articles of incorporation, it must file a complete copy of the articles as amended.” We note that filing the original articles of incorporation and amendments thereto in separate exhibits does not satisfy this requirement.

Response to Comment 8:  As stated in our previous responses, we have filed separately the Company’s Articles of Incorporation (Exhibit 3.1) and each of the five amendments thereto (Exhibits 3.4 through 3.8), which we believe satisfies the requirements of Item 601(b)(3)(i) of Regulation S-K as a filing of a complete copy of the articles of incorporation as amended. However, in response to your comment 8, the Company filed Restated Articles of Incorporation with the State of Nevada on August 15, 2013, a copy of which is being included as Exhibit 3.9.

Comment 9.

We partially reissue comment 11 in our letter dated July 15, 2013. Please file Exhibit

10.7 in its entirety. Schedule A to Exhibit 10.7 refers to attachments to Schedule A,

which have not been included.

Response to Comment 9:  The document referred to is an Schedule “A” to Schedule “A”, which is a floor plan of the facility.  We have refiled Exhibit 10.7 with such schedule.

Please review Amendment No. 4 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Anna Gluskin at gluskin.Anna@gmail.com.

Yours truly,

/S/

Leonard E. Neilson

Leonard E. Neilson

:ae

Attachments

cc:  Anna Gluskin, CEO, Eastgate Acquisitions Corporation